Filed by Arcadium Lithium plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Livent Corporation

Commission File No. 001-38694

Below are excerpts from an earnings presentation by Livent.

• Reports Higher Adjusted EBITDA Versus Prior Year • Provdes Update on the Progress of Capacity Expansions • Releases Feasibility Study for Nemaska Lithium Project • Merger of Equals with Allkem Remains on Track to Close Around Year End 3 Highlights

Livent

# Livent Allkem Merger: Strategic Rationale

Livent + Allkem

**Business-Critical Scale**

**Value-Adding Vertical Integration**

**Accelerated Growth**

- ✓ Immediate increase in operating and commercial scale
- ✓ Faster and lower risk growth
- ✓ Expected significant, tangible synergies
- ✓ Broad and reliable Americas-based product offering
- ✓ Best-in-class ESG practices

10

Livent Allkem Merger: Strategic Rationale V alu e - A d d i ng Vertical Integration Accelerated Growth Business - Critical Scale x Immediate increase in operating and commercial scale x Faster and lower risk growth x Expected significant, tangible synergies x Broad and reliable Americas - based product offering x Best - in - class ESG practices + 10

• In addition to standalone opportunities, integration with Allkem brings lower combined costs and product optimization in 2024 • All required pre - closing regulatory approvals received in required jurisdictions, with exception of Australia foreign investment screening (FIRB) ▪ Antitrust : Canada, China, Japan, South Korea and U.S. ▪ Foreign Direct Investment : U.K. and U.S. • NewCo name announced as Arcadium Lithium • NYSE ticker: ALTM ; ASX (CDI) ticker: LTM • S4/Proxy and Scheme Booklet with Independent Expert Report expected to be provided to shareholders in coming weeks along with shareholder vote dates Transaction still expected to close around end of calendar year 2023 11 Livent / Allkem Merger

Important Information and Legal Disclaimer:

Forward-Looking Statements

This communication contains forward-looking statements, including within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can often be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern expectations, strategy, plans, or intentions. However, the absence of these words or similar terms does not mean that a statement is not forward-looking. All forward-looking statements are based on information and estimates available to Livent at the time of this communication and are not guarantees of future performance.

Examples of forward-looking statements in this communication (made at the date hereof unless otherwise indicated) include, among others, statements regarding the future performance of the combined company, the perceived and potential synergies and other benefits of the proposed transaction, and expectations around the financial impact of the proposed transaction on the combined company’s financials. In addition, this communication contains statements concerning the intentions, beliefs and expectations, plans, strategies and objectives of the directors and management of Allkem Limited (“Allkem”) and Livent for Allkem, Livent and the combined company, the anticipated timing for and outcome and effects of the proposed transaction (including expected benefits to shareholders of Allkem and Livent), anticipated production, production capacity or construction or development commencement dates, costs or production outputs, capital expenditure and future demand for lithium, expectations for the ongoing development and growth potential of the combined company and the future operation of Allkem, Livent and the combined company.

Forward-looking statements are not statements of historical fact and actual events and results may differ materially from those contemplated by the forward-looking statements as a result of a variety of known and unknown risks, uncertainties, and other factors (many of which are outside the control of Allkem, Livent and the combined company), some of which are described from time to time in Livent’s filings with the Securities and Exchange Commission (“SEC”) and Allkem’s filings with the ASX, including Livent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, and any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and Allkem’s Annual Report for the financial year ended 30 June 2023, and future filings and reports by either Allkem or Livent.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement and may include statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of Arcadium Lithium plc (“New TopCo”) following completion of the proposed transaction; and anticipated growth strategies and anticipated trends in Livent’s, Allkem’s and, following the completion of the proposed transaction, New TopCo’s business.

In addition, other factors related to the proposed transaction between Allkem and Livent that contribute to the uncertain nature of the forward-looking statements and that could cause actual results and financial condition to differ materially from those expressed or implied include, but are not limited to: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of shareholder and regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all); potential difficulties in Allkem's and Livent's ability to retain employees as a result of the announcement and pendency of the proposed transaction; risks relating to the value of New TopCo's shares to be issued in the proposed transaction; disruptions of Allkem’s and Livent's current plans, operations and relationships with customers caused by the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against Allkem and Livent following announcement of the proposed transaction; funding requirements; lithium and other commodity prices; exploration, development and operating risks (including unexpected capital or operating costs); production risks; regulatory restrictions (including environmental regulations and associated liability, changes in regulatory restrictions or regulatory policy and potential title disputes) and risks associated with general economic conditions.

Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements are detailed in the filings with the SEC, including Livent’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic Current Reports on Form 8-K and other documents filed with the SEC.

There can be no assurance that the proposed transaction will be implemented or that plans of the directors and management of Allkem and Livent for the combined company will proceed as currently expected or will ultimately be successful. Investors are strongly cautioned not to place undue reliance on forward-looking statements, including in respect of the financial or operating outlook for Allkem, Livent or the combined company (including the realization of any expected synergies).

Except as required by applicable law or the ASX Listing Rules, Allkem and Livent assume no obligation to, and expressly disclaim any duty to, provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise. Nothing in this communication will, under any circumstances (including by reason of this communication remaining available and not being superseded or replaced by any other presentation or publication with respect to Allkem, Livent or the combined company, or the subject matter of this communication), create an implication that there has been no change in the affairs of Allkem or Livent since the date of this communication. The distribution of this communication may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this communication must inform himself or herself of and comply with any such restrictions.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or an invitation or recommendation to subscribe for, acquire or buy securities of Allkem, Livent or New TopCo, or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Additional Information and Where to Find it

On July 20, 2023, New TopCo filed with the SEC a registration statement on Form S-4, as amended by Amendment No. 1 filed on September 26, 2023, Amendment No. 2 filed on September 27, 2023, Amendment No. 3 filed on October 30, 2023 and Amendment No. 4 filed on October 30, 2023 that contains a proxy statement/prospectus and other documents (the “Form S-4”). The Form S-4 has not yet been declared effective by the SEC. Although the Form S-4 has not yet become effective and the information contained therein is subject to change, it provides important information about the proposed transaction. Livent will mail the proxy statement/prospectus contained in the Form S-4 to its stockholders. This communication is not a substitution for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the proposed transaction.

INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE PROPOSED TRANSACTION

BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NEW TOPCO, LIVENT, ALLKEM, THE PROPOSED TRANSACTION AND RELATED MATTERS. The Form S-4, the proxy statement/prospectus, any amendments or supplements thereto and all other documents filed with the SEC in connection with the proposed transaction is or will be available when filed free of charge on the SEC’s web site at www.sec.gov. Copies of documents filed with the SEC by Livent will be made available free of charge on Livent's investor relations website (at https://ir.livent.com/overview/default.aspx).

Participants in the Solicitation

Livent, Allkem, New TopCo and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the proposed transaction, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Livent is contained in Livent’s proxy statement for its 2023 annual meeting of stockholders, filed with the SEC on March 16, 2023, its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 24, 2023, subsequent statements of beneficial ownership on file with the SEC and other filings made from time to time with the SEC. Information about Allkem’s directors and executive officers is set forth in Allkem’s latest annual report dated 22 August 2023, as updated from time to time via announcements made by Allkem on the Australian Securities Exchange. These documents can be obtained free of charge from the sources indicated above.